T CAPITAL FUNDING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	1,098,255
Accounts receivable		516,750
Prepaid expenses		15,075
Fixed assets, less accumulated depreciation of $17,364		890
	$	1,630,970

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	8,201
Due to other broker-dealers		18,600
Due to affiliate		273
		27,074
Commitment and contingencies		
Member's Equity		1,603,896
	$	1,630,970

See accompanying notes.